Exhibit 21.1

SUBSIDIARIES OF FIDELITY PRIVATE CREDIT FUND

Name	Jurisdiction
Fidelity Private Credit Fund Blocker 2 LLC	Delaware
FPCF CA SPE 2 LLC	Delaware
Fidelity Private Credit Tactical 1 LLC	Delaware
Fidelity Private Credit Fund GSPV LLC	Delaware
Fidelity Private Credit Fund BSPV LLC	Delaware
Fidelity Private Credit Tactical 2 LLC	Delaware
Fidelity Private Credit Fund CSPV LLC	Delaware